

GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED
2005 JUN -6 P 12:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE


05008577

19 May 2005

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

Dear Sirs, New GKN

GKN plc
- **Transaction in own shares**

For your information I enclose a copy of the above announcement.

Yours faithfully,

PROCESSED
JUN 07 2005
THOMSON FINANCIAL

Sandie De Ritter

Enc

EXEMPTION NO.
82 - 5204

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 18 May 2005 it purchased 600,000 of its ordinary shares at a price of 243.7p per share from Credit Suisse First Boston (Europe) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 21,375,000 of its ordinary shares in Treasury and has a total of 718,162,900 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
18 May 2005